Exhibit 4.16

Dated 13 October 2004

VODAFONE GROUP PUBLIC LIMITED COMPANY

and

ANDREW NIGEL HALFORD

SERVICE AGREEMENT

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This agreement is made on 13 October 2004 between

(1)	VODAFONE GROUP PUBLIC LIMITED COMPANY incorporated in the UK with registered number 1833679 whose registered office is at Vodafone House, The Connection, Newbury, Berkshire RG14 2FN (the “Company”); and

(2)	ANDREW NIGEL HALFORD of 303 Lafayette Avenue, Chatham, New Jersey USA 07928 (the “Executive”).

This agreement records the terms on which the Executive will serve the Company.

1	Interpretation

In this agreement (and any schedules to it):

1.1	Definitions

“Board” means the board of directors of the Company from time to time or any person or committee nominated by the board of directors as its representative for the purposes of this agreement;

“Employment” means the employment governed by this agreement;

“Group” means the Company and any other company which is its subsidiary or in which the Company or any subsidiary of the Company controls not less than 20% of the voting shares (where “Subsidiary” has the meaning given to it by Section 736 of the Companies Act 1985);

“Group Company” means a member of the Group and “Group Companies” will be interpreted accordingly;

“Listing Rules” means the Listing Rules made by the UK Listing Authority under section 74 of the Financial Services and Markets Act 2000;

“Remuneration Committee” means the Remuneration Committee of the Board from time to time;

“Termination Date” means the date on which the Employment terminates; and

“UK Listing Authority” means the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000.

2	Commencement of Employment

2.1	The Employment will start on 1 December, 2004 provided the condition set out in clause 2.3 is satisfied, or such later date as the condition is satisfied (the “Commencement Date”). The Employment will continue until termination in accordance with the provisions of this agreement.

2.2	The Executive warrants that he is not prevented from taking up the Employment or from performing his duties in accordance with the terms of this agreement by any obligation or duty owed to any other party, whether contractual or otherwise.

2.3	The commencement of the Employment is conditional upon the Executive being released from his current role with Verizon Wireless.

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3	Appointment and Duties of the Executive

3.1	From the Commencement Date the Executive will serve as Group Financial Director Designate and from the conclusion of the Company's Annual General Meeting in July 2005 as Group Financial Director, at which time he will also be appointed to the Board.

3.2	The Executive will:

	3.2.1	devote the whole of his working time, attention and skill to the Employment;

	3.2.2	fulfil with due diligence and to the best of his ability the obligations incumbent upon him pursuant to his appointment;

	3.2.3	accept any offices or directorships as reasonably required by the Board;

	3.2.4	comply with all rules and regulations issued by the Company;

	3.2.5	obey the lawful directions of the Board; and

	3.2.6	promote the interests and reputation of the Group.

3.3	The Executive accepts that, subject always to his consent, the Company may require him to perform duties for any other Group Company whether for the whole or part of his working time. The Company will remain responsible for the payments and benefits he is entitled to receive under this agreement.

3.4	The Executive will promptly disclose to the Board full details of any wrongdoing by any employee of any Group Company where that wrongdoing is material to that employee’s employment by the relevant company or to the interests or reputation of any Group Company.

3.5	At any time during the Employment the Company may require the Executive to undergo a medical examination, related to the performance of the Executive’s role, by a medical practitioner appointed by the Company. The Executive authorises that medical practitioner to disclose to the Company any report or test results prepared or obtained as a result of that examination which are relevant to the Employment and to discuss with it any matters arising out of the examination which are relevant to the Employment or which might prevent the Executive properly performing the duties of the Employment.

4	Hours

4.1	The Executive and the Company agree that the Executive is a managing executive for the purposes of the Working Time Regulations 1998 (the “Regulations”) and is able to determine the duration of his working time himself. As such, the exemptions in Regulation 20 of the Regulations will apply to the Employment.

5	Interests of the Executive

5.1	The Executive will disclose promptly in writing to the Board all his interests (for example, shareholdings or directorships) in any businesses whether or not of a commercial or business nature except his interests in any Group Company. The Executive’s interests at the date of this agreement are set out in Schedule 1.

5.2	Subject to clause 5.3, during the Employment the Executive will not be directly or indirectly engaged or concerned in the conduct of any activity which is similar to or competes with any activity carried on by any Group Company except as a representative of the Company or with the written consent of the Board.

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5.3	The Executive may not hold or be interested in investments which amount to more than five per cent of the issued investments of any class of any one company whose investments are listed or quoted on any recognised Stock Exchange or dealt in on the Alternative Investments Market.

5.4	The Executive may serve as a non-executive director of not more than one non-Group company quoted on a recognised Stock Exchange.

5.5	The Executive will (and will procure that his spouse and dependent children) comply with all rules of law, including Part V of the Criminal Justice Act 1993, the Model Code as set out in the appendix to Chapter 16 of the Listing Rules as amended from time to time and rules or policies applicable to the Company from time to time in relation to the holding or trading of securities.

6	Location

6.1	The Executive will work at the principal office of the Company or anywhere else within the United Kingdom required by the Board. He may be required to travel and work outside the United Kingdom from time to time.

7	Salary and Benefits

7.1	From the Commencement Date the Company will pay the Executive a salary of £400,000 per annum and from the date of his appointment as Group Financial Director and as a member of the Board a salary of £475,000 per annum. Salary will be paid monthly in arrears by bank credit transfer on or about the 28th day of each month. Salary will be reviewed annually (the first such review to take place in 2006) and the revised salary, if different, will take effect from 1 July.

7.2	The salary referred to in clause 7.1 includes director’s fees from the Group Companies and any other companies in which the Executive is required to accept a directorship under the terms of this Employment. To achieve this:

	7.2.1	the Executive will repay any fees he receives to the Company; or

	7.2.2	his salary will be reduced by the amount of those fees; or

	7.2.3	a combination of the methods set out in clauses 7.2.1 and 7.2.2 will be applied.

References to fees in clause 7.2 exclude any fees received as a result of a directorship held in accordance with clause 5.4.

7.3	In addition to the remuneration referred to in clause 7.1 above, the Executive will be entitled to participate in short-term and long-term incentive plans and schemes in accordance with the Company’s executive remuneration policy as determined by the Remuneration Committee and approved by the Company’s shareholders in general meeting from time to time.

7.4	To assist in the performance of his duties under this agreement the Executive will, during the continuance of the Employment be entitled to the benefits of the UK car policy as applicable to directors of the Company from time to time, a copy of which policy has been provided to the Executive.

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7.5	The Executive may choose to be a member of the director’s section of either one of the two following approved pension arrangements:

	7.5.1	A defined contribution plan which currently provides a maximum Company contribution of 25% of basic salary, limited to an earnings cap (currently £102,000) provided the employee contributes at least 5%. It provides life insurance and other benefits and has a variable employee contribution rate; or

	7.5.2	A defined benefit plan which aims for a maximum pension at normal retirement of 2/3rds of the employee’s final average basic salary limited to an earnings cap (currently £102,000) after a minimum of 40 years’ service. This is below the normal director benefit level and the difference will be reflected in an additional salary related contribution to the FURBS as described in clause 7.7 below. It provides life insurance and other benefits and has an employee contribution of 3.5% of salary.

Further details of these plans are contained in a booklet which has been provided to the Executive.

7.6	If the Executive has not elected to join either plan three months after the Commencement Date there will be automatic enrolment in the Defined Contribution Plan on a 2% contribution rate. The Executive may opt out of any of the above plans at any time.

7.7	The Company also operates a funded unapproved retirement benefits scheme (FURBS), which provides defined contribution benefits on basic salary above the earnings cap. The Company will provide an age related FURBS contribution for the Executive varying between 20% and 30% (currently 25%). The Company will provide an additional contribution to the FURBS reflecting the Executive's participation level in the defined benefit plan described in clause 7.5.2. The value of this additional contribution is currently 26.5% of basic salary up to the earnings cap and is subject to review on 1 April each year and may be altered from time to time based on actuarial advice. The investment of both of these contributions may be either immediate or, at the Executive's choice, deferred to 6 April 2006. The Company will also provide additional life insurance cover up to 4 times the Executive’s basic salary above the earnings cap.

7.8	Participation in the various pension arrangements and the extent to which the Executive is entitled to benefits under them are subject always to the rules of the relevant plan from time to time. The Company expressly reserves the right to discontinue or modify any of the plans referred to above from time to time.

7.9	Without prejudice to the Company’s right to terminate the Employment at any time in accordance with clause 11 if the Executive complies with any eligibility or other conditions set by the Company and any insurer appointed by the Company from time to time (the “Insurer”), the Executive will be provided with long-term disability insurance. The terms upon which this insurance is provided and the level of cover will be in accordance with Company policy from time to time but currently an income of two thirds of basic salary is provided up to retirement on long-term total disability. The Executive understands and agrees that if the Insurer fails or refuses to provide him with any benefit under the insurance arrangement provided by the Company, the Executive will have no right of action against the Company in respect of such failure or refusal.

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7.10	If the Executive complies with any eligibility requirements or other conditions set by the Company and any insurer appointed by the Company, the Executive and his partner and children under 18 years of age or, children under 21 years of age if in full time education may participate in the Company’s private health insurance arrangements at the Company’s expense and subject to the terms of those arrangements from time to time. The Company reserves the right at any time to withdraw this benefit or to amend the terms upon which it is provided.

7.11	The Executive is entitled to 28 days’ paid holiday each year (in addition to English Bank and other public holidays) to be taken at times approved in advance by the Board. In addition the Executive shall be entitled to an additional day’s holiday for each five years of continuous service up to a maximum of 3 days. The leave year runs from 1 December to 30 November. The Executive agrees that the provisions of Regulations 15(1)-(4) inclusive of the Regulations (dates on which leave is taken) do not apply to the Employment.

Holiday entitlement will be calculated on a monthly basis and accrue on the basis of completed whole calendar months of Employment. The Executive will be paid for any accrued holiday not taken at the Termination Date The Company may require the Executive to take accrued holiday during any notice period.

7.12	Subject to the rights of the Company under clause 11.6 of this agreement, if the Executive during this agreement is incapacitated by ill health or accident from performing his duties under this agreement he will, during the period of any such incapacity be entitled to Company Sick Pay Scheme subject to and in accordance with the terms of the Scheme – (full details of which have been supplied to the Executive) if and for so long as such Scheme remains in force but he shall not be entitled to receive any other remuneration under clause 7.1.

7.13	If the Executive is absent from work due to sickness or injury which is caused by the fault of another person, and as a consequence recovers from that person or another person any sum representing compensation for loss of salary under this agreement, the Executive will repay to the Company any money it has paid to him as salary in respect of the same period of absence.

8	Expenses

8.1	The Company will refund to the Executive all reasonable expenses properly incurred by him in performing his duties under this agreement, provided that these are incurred in accordance with Company policy from time to time. The Company will require the Executive to produce receipts or other documents as proof that he has incurred any expenses he claims.

9	Confidentiality

9.1	Without prejudice to the common law duties which he owes to the Company, the Executive agrees that he will not, except in the proper performance of his duties, copy, use or disclose to any person any of the Company’s trade secrets or confidential information. This restriction will continue to apply after the termination of the Employment without limit in time but will not apply to trade secrets or confidential information which become public other than through unauthorised disclosure by the Executive. The Executive will use his best endeavours to prevent the unauthorised copying use or disclosure of such information.

For the purposes of this agreement trade secrets and confidential information include but will not be limited to names of clients, suppliers, reports, papers, data and other confidential information in any form prepared by the Company or acquired by it and any other information in whatever form (written, oral, visual and electronic) concerning the confidential affairs of the Company.

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9.2	In the course of the Employment the Executive is likely to obtain trade secrets and confidential information belonging or relating to other Group Companies and other persons. He will treat such information as if it falls within the terms of clause 9.1 and clause 9.1 will apply with any necessary amendments to such information. If requested to do so by the Company the Executive will enter into an agreement with other Group Companies and any other persons in the same terms as clause 9.1 with any amendments necessary to give effect to this provision.

9.3	Nothing in this agreement will prevent the Executive from making a “protected disclosure” in accordance with the provisions of the Employment Rights Act 1996.

10	Intellectual Property Rights

10.1	The Executive will promptly inform the Company if he makes, creates or is involved in making or generating an Invention, Work or Information during the Employment and will give the Company sufficient details of it to allow the Company to assess the Invention, Work or Information and to decide whether the Invention, Work or Information belongs to the Company. The Company will treat any Invention, Work or Information which does not belong to it as confidential.

“Invention” means any invention (whether patentable or not within the meaning of the Patents Act 1977 or other applicable legislation in any other country) relating to or capable of being used in the business of the Company.

“Work” means any discovery, design, database or other work (whether registrable or not and whether a copyright work or not) which is not an Invention and which the Executive creates or is involved in creating:

	10.1.1	in connection with or in the course of his Employment; or

	10.1.2	relating to or capable of being used in those aspects of the businesses of the Group Companies in which he is involved.

“Information” means any idea, method or information which is not an Invention or Work generated by the Executive either:

	10.1.3	in connection with or in the course of the Employment, or

	10.1.4	outside the course of the Employment, but relating to the business, finance or affairs of any Group Company.

10.2	The Executive is not entitled to any additional compensation for any Invention, Work or Information; such achievements are compensated by base salary.

11	Termination and Suspension

11.1	The Employment will continue until terminated by either party giving written notice as set out in clause 11.2.

11.2	Either party may terminate the Employment by giving not less than twelve months’ written notice to the other.

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11.3	Notwithstanding the other provisions of this agreement and in particular clause 11.2, the Employment will automatically terminate (if not already terminated) on the Executive’s 60th birthday.

11.4	Once notice to terminate has been given by either party in accordance with clause 11.2 the Company reserves the right, exercisable at any time and in its absolute discretion, to terminate the Executive’s employment forthwith by notice in writing. In such event, the Company shall pay the Executive in lieu of the unexpired period of notice the sums or sum calculated and payable in accordance with clause 11.5 (together the “PILON”). The PILON shall not constitute a debt payable by the Company and from the Termination Date in accordance with this Clause the Executive shall be obliged to mitigate his losses flowing from such termination subject only to abiding by the obligations as set out in clause 13. For the purposes of this clause and clause 11.5, the Executive’s obligation to mitigate shall be to take such steps to mitigate as he would have been required to take at common law had he been dismissed in breach of the terms of this agreement.

11.5	The amount of the PILON shall be such sum as the Executive would have received in salary (at the rate in force at the Termination Date) had the employment continued throughout the unexpired notice period less the aggregate of (a) any sums earned or received by the Executive as a result of his obligation to mitigate his losses and (b) deductions for income tax and employee’s national insurance contributions. The PILON shall be payable in instalments at the same intervals and on the same dates as salary payments would have been made to the Executive had the employment continued. The Executive shall no later than the 15th day of each month during which instalments of the PILON are payable, provide to the Company a statement of all sums earned or received by the Executive referable to the period for which the next instalment of the PILON falls to be made. In the absence of receipt of any such statement, payment of the relevant instalment of the PILON shall be delayed until 7 working days after receipt of the statement.

11.6	The Company may terminate the Employment with immediate effect by giving written notice if the Executive does not perform the duties of the Employment for a period of 130 days (whether or not consecutive) in any period of 365 days because of sickness, injury or other incapacity. This notice can be given whilst the Executive continues not to perform his duties or on expiry of the 130 day period. In this clause, ‘days’ includes Saturdays, Sundays and public holidays.

11.7	The Company may terminate the Employment with immediate effect by giving written notice if the Executive:

	11.7.1	has not performed his duties under this agreement to the standard required by the Board; or

	11.7.2	commits any serious or persistent breach of his obligations under this agreement; or

	11.7.3	is guilty of any gross misconduct or conducts himself (whether in connection with the Employment or not) in a way which is harmful to any Group Company; or

	11.7.4	is guilty of dishonesty or is convicted of an arrestable criminal offence (other than a motoring offence which does not result in imprisonment) whether in connection with the Employment or not; or

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	11.7.5	commits (or is reasonably believed by the Board to have committed) a breach of any legislation in force which may affect or relate to the business of any Group Company; or

	11.7.6	becomes of unsound mind, is bankrupted or has a receiving order made against him or makes any general composition with his creditors or takes advantage of any statute affording relief for insolvent debtors; or

	11.7.7	becomes disqualified from being a director of a company.

11.8	The Executive will have no claim for damages or any other remedy against the Company if the Employment is terminated for any of the reasons set out in clause 11.6 or 11.7.

11.9	When the Employment terminates the Company may deduct from any money due to the Executive (including remuneration) any amount which he owes to any Group Company.

11.10	The Company may suspend the Executive from the Employment on full salary at any time, and for any reason for a reasonable period to investigate any matter in which the Executive is implicated or involved (whether directly or indirectly) and to conduct any related disciplinary proceedings.

12	Garden Leave

12.1	At any time after notice to terminate the Employment is given by either party under clause 11 above, or if the Executive resigns without giving due notice and the Company does not accept his resignation, the Company may require the Executive to comply with any or all ofthe provisions in clauses 12.2 and 12.3 for a maximum period of six months (the “Garden Leave Period”).

12.2	The Executive will not, without prior written consent of the Board, be employed or otherwise engaged in the conduct of any activity, whether or not of a business nature during the Garden Leave Period. Further, the Executive will not, unless requested by the Company:

	12.2.1	enter or attend the premises of the Company or any other Group Company; or

	12.2.2	contact or have any communication with any customer or client of the Company or any other Group Company in relation to the business of the Company or any other Group Company; or

	12.2.3	contact or have any communication with any employee, officer, director, agent or consultant of the Company or any other Group Company in relation to the business of the Company or any other Group Company; or

	12.2.4	remain or become involved in any aspect of the business of the Company or any other Group Company except as required by such companies.

12.3	The Company may require the Executive:

	12.3.1	to comply with the provisions of clause 15, save that he will not be required to return his company car; and

	12.3.2	to immediately resign from any directorship which he holds in the Company, any other Group Company or any other company where such directorship is held as a consequence or requirement of the Employment, unless he is required to perform duties to which any such directorship relates in which case he may retain such directorships while those duties are ongoing. The Executive hereby irrevocably appoints the Company to be his attorney to execute any instrument and do anything in his name and on his behalf to effect his resignation if he fails to do so in accordance with this clause 12.3.2.

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12.4	During the Garden Leave Period, the Executive will be entitled to receive his salary and all contractual benefits (for example, his Company car, if any) in accordance with the terms of this agreement. Any unused holiday accrued at the commencement of the Garden Leave Period and any holiday accrued during any such Period will be deemed to be taken by the Executive during the Garden Leave Period.

12.5	At the end of the Garden Leave Period, the Company may, but shall not in any way be obliged, to exercise its rights under clause 11.4 and clause 11.5 to pay the Executive salary alone in lieu of the balance of any period of notice given by the Company or the Executive, (less any deductions the Company is required by law to make).

12.6	All duties of the Employment (whether express or implied), including without limitation the Executive’s duties of fidelity, good faith and exclusive service, shall continue throughout the Garden Leave Period save as expressly varied by this clause.

13	Restrictions after Termination of Employment

13.1	In this clause:

“Relevant Date” means the Termination Date or, if earlier, the date on which the Executive commences any Garden Leave Period; and

“Restricted Period” means the period of 12 months commencing on the Relevant Date in respect of paragraphs 13.2.2 to 13.2.7 and six months commencing on the Relevant Date in respect of paragraph 13.2.1.

13.2	The Executive is likely to obtain trade secrets and confidential information and personal knowledge of and influence over customers and employees of the Group during the course of the Employment. To protect these interests of the Company, the Executive agrees with the Company that he will be bound by the following covenants:

	13.2.1	during the Restricted Period he will not be employed in, or carry on for his own account or for any other person, whether directly or indirectly, (or be a director of any company engaged in) any business which is or is about to be in competition with any business of the Company or any other Group Company being carried on by such company at the Relevant Date provided he was concerned or involved with that business to a material extent at any time during the 12 months prior to the Relevant Date;

	13.2.2	during the Restricted Period he will not (either on his own behalf or for or with any other person), whether directly or indirectly, canvass or solicit in competition with the Company or any other Group Company the custom of any person who at any time during the 12 months prior to the Relevant Date was a customer of, or in the habit of dealing with, the Company or (as the case may be) any other Group Company and in respect of whom the Executive had access to confidential information or with whose custom or business the Executive was personally concerned or employees reporting directly to him were personally concerned;

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	13.2.3	during the Restricted Period he will not (either on his own behalf or for or with any other person, whether directly or indirectly,) deal with or otherwise accept in competition with the Company or any Group Company the custom of any person who was at any time during the 12 months prior to the Relevant Date a customer of, or in the habit of dealing with, the Company or (as the case may be) any Group Company and in respect of whom the Executive had access to confidential information or with whose custom or business the Executive was personally concerned;

	13.2.4	during the Restricted Period he will not (either on his own behalf or for or with any other person, whether directly or indirectly) canvass or solicit in competition with the Company or any other Group Company the custom of any person who was negotiating with the Company or any other Group Company for the supply of goods or services (whether as customer, client, supplier, agent or distributor of the Company) during the six months prior to the Relevant Date or who was a potential customer to whom the Executive had made a presentation or a pitch and in respect of whom the Executive had access to confidential information or with whose custom or business the Executive was personally concerned;

	13.2.5	during the Restricted Period he will not (either on his own behalf or for or with any other person, whether directly or indirectly) deal with or otherwise accept in competition with the Company or any other Group Company the custom of any person who was negotiating with the Company or any other Group Company for the supply of goods or services (whether as customer, client, supplier, agent or distributor of the Company) during the six months prior to the Relevant Date or who was a potential customer to whom the Executive had made a presentation or a pitch and in respect of whom the Executive had access to confidential information or with whose custom or business the Executive was personally concerned; and

	13.2.6	during the Restricted Period he will not (either on his own behalf or for or with any other person, whether directly or indirectly,) entice or try to entice away from the Company or any other Group Company any person who was an F band employee or higher employee (or equivalent) of such a company at the Termination Date and who had been such an employee at any time during the six months prior to the Relevant Date and with whom he had worked closely at any time during that period.

13.3	Each of the paragraphs contained in clause 13.2 constitutes an entirely separate and independent covenant. If any covenant is found to be invalid this will not affect the validity or enforceability of any of the other covenants.

13.4	Following the Termination Date, the Executive will not represent himself as being in any way connected with the businesses of the Company or of any other Group Company (except to the extent agreed by such a company).

13.5	Any benefit given or deemed to be given by the Executive to any Group Company under the terms of clause 13 is received and held on trust by the Company for the relevant Group Company. The Executive will enter into appropriate restrictive covenants directly with other Group Companies if asked to do so by the Company.

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14	Offers on Liquidation

The Executive will have no claim against the Company if the Employment is terminated by reason of liquidation in order to reconstruct or amalgamate the Company or by reason of any reorganisation of the Company and the Executive is offered employment with the company succeeding to the Company upon such liquidation or reorganisation and the new terms of employment offered to the Executive are no less favourable to him than the terms of this agreement.

15	Return of Company Property

15.1	At any time during the Employment (at the request of the Company) and in any event when the Employment terminates, the Executive will immediately return to the Company:

	15.1.1	all documents and other materials (whether originals or copies) made or compiled by or delivered to the Executive during the Employment and concerning all the Group Companies. The Executive will not retain any copies of any materials or other information; and

	15.1.2	all other property belonging or relating to any of the Group Companies.

15.2	When the Employment terminates the Executive will immediately return to the Company any car provided to the Executive which is in the possession or under the control of the Executive.

15.3	If the Executive commences Garden Leave in accordance with clause 12 he may be required to comply with the provisions of clause 15.1.

16	Directorships

16.1	The Executive’s office as a director of the Company or any other Group Company is subject to the Articles of Association of the relevant company (as amended from time to time). If the provisions of this agreement conflict with the provisions of the Articles of Association, the Articles of Association will prevail.

16.2	The Executive must resign from any office held in any Group Company if he is asked to do so by the Company.

16.3	If the Executive does not resign as an officer of a Group Company, having been requested to do so in accordance with clause 16.2, the Company will be appointed as his attorney to effect his resignation. By entering into this agreement, the Executive irrevocably appoints the Company as his attorney to act on his behalf to execute any document or do anything in his name necessary to effect his resignation in accordance with clause 16.2. If there is any doubt as to whether such a document (or other thing) has been carried out within the authority conferred by this clause 16.3, a certificate in writing (signed by any director or the secretary of the Company) will be sufficient to prove that the act or thing falls within that authority.

16.4	The termination of any directorship [or other office] held by the Executive will not terminate the Executive’s employment or amount to a breach of terms of this agreement by the Company.

16.5	During the Employment the Executive will not do anything which could cause him to be disqualified from continuing to act as a director of any Group Company.

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16.6	The Executive must not resign his office as a director of any Group Company without the agreement of the Company.

17	Notices

17.1	Any notices given under this agreement must be given by letter or fax. Notice to the Company must be addressed to its registered office at the time the notice is given. Notice to the Executive must be given to him personally or sent to his last known address.

17.2	Except for notices given by hand, notices given by post will be deemed to have been given on the next working day after the day of posting and notices given by fax will be deemed to have been given in the ordinary course of transmission.

18	Statutory Particulars

18.1	The written particulars of employment which the Executive is entitled to receive under the provisions of Part I of the Employment Rights Act 1996 are set out below, insofar as they are not set out elsewhere in this agreement or in any other documents provided with this agreement.

	18.1.1	The Executive’s period of continuous employment began on 1 January 1999.

	18.1.2	The Company’s disciplinary rules and disciplinary and grievance procedures as set out in the Employee Handbook from time to time are applicable to the Executive.

	18.1.3	The Company’s normal hours of work are 8.30am to 5.15pm Monday to Thursday and 8.30am to 4.00pm on Friday.

	18.1.4	There are no terms and conditions relating to collective agreements or to the requirement to work outside the United Kingdom.

19	Data Protection Act 1998

19.1	For the purposes of the Data Protection Act 1998 (the “Act”) the Executive gives his consent to the holding, processing and disclosure of personal data (including sensitive data within the meaning of the Act) provided by the Executive to the Company for all purposes relating to the performance of this agreement including, but not limited to:

	19.1.1	administering and maintaining personnel records;

	19.1.2	paying and reviewing salary and other remuneration and benefits;

	19.1.3	providing and administering benefits (including if relevant, pension, life assurance, permanent health insurance and medical insurance);

	19.1.4	undertaking performance appraisals and reviews;

	19.1.5	maintaining sickness and other absence records;

	19.1.6	taking decisions as to the Executive’s fitness for work;

	19.1.7	providing references and information to future employers, and if necessary, governmental and quasi-governmental bodies for social security and other purposes, the Inland Revenue and the Contributions Agency;

	19.1.8	providing information to future purchasers of the Company or of the business in which the Executive works; and

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	19.1.9	transferring information concerning the Executive to a country or territory outside the EEA.

19.2	The Executive acknowledges that during his Employment he will have access to and process, or authorise the processing of, personal data and sensitive personal data relating to employees, customers and other individuals held and controlled by the Company. The Executive agrees to comply with the terms of the Act in relation to such data and to abide by the Company’s data protection policy issued from time to time.

20	Contracts (Rights of Third Parties) Act 1999

20.1	To the extent permitted by law, no person other than the parties to this agreement and the Group Companies shall have the right to enforce any term of this agreement under the Contracts (Rights of Third Parties) Act 1999. For the avoidance of doubt, save as expressly provided in this clause the application of the Contracts (Rights of Third Parties) Act 1999 is specifically excluded from this agreement, although this does not affect any other right or remedy of any third party which exists or is available other than under this Act.

21	Miscellaneous

21.1	This agreement may only be modified by the written agreement of the parties.

21.2	The Executive cannot assign this agreement to anyone else.

21.3	References in this agreement to rules, regulations, policies, handbooks or other similar documents which supplement it, are referred to in it or describe any pensions or other benefits arrangement are references to the versions or forms of the relevant documents as amended or updated from time to time. In the event of conflict, the terms of this agreement shall prevail.

21.4	This agreement supersedes any previous written or oral agreement between the parties in relation to the matters dealt with in it. It contains the whole agreement between the parties relating to the Employment at the date the agreement was entered into (except for those terms implied by law which cannot be excluded by the agreement of the parties). The Executive acknowledges that he has not been induced to enter into this agreement by any representation, warranty or undertaking not expressly incorporated into it. The Executive agrees and acknowledges that his only rights and remedies in relation to any representation, warranty or undertaking made or given in connection with this agreement (unless such representation, warranty or undertaking was made fraudulently) will be for breach of the terms of this agreement, to the exclusion of all other rights and remedies (including those in tort or arising under statute).

21.5	Neither party’s rights or powers under this agreement will be affected if:

	21.5.1	one party delays in enforcing any provision of this agreement; or

	21.5.2	one party grants time to the other party.

21.6	The Interpretation Act 1978 shall apply to this agreement in the same way as it applies to an enactment.

21.7	References to any statutory provisions include any modifications or re-enactments of those provisions.

21.8	Headings will be ignored in construing this agreement.

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21.9	If either party agrees to waives his rights under a provision of this agreement, that waiver will only be effective if it is in writing and it is signed by him. A party’s agreement to waive any breach of any term or condition of this agreement will not be regarded as a waiver of any subsequent breach of the same term or condition or a different term or condition.

21.10	This agreement is governed by and will be interpreted in accordance with the laws of England and Wales. Each of the parties submits to the exclusive jurisdiction of the English Courts as regards any claim or matter arising under this agreement.

EXECUTED as a DEED on behalf of	/s/ Arun Sarin
VODAFONE GROUP PLC	Director

/s/ Stephen Scott
Company Secretary

EXECUTED as a DEED by ANFREW NIGEL HALFORD in the presence of:		/s/ Andrew Halford
Witness’s signature	/s/ Ian Gardener

Name	Ian Gardener
Address	1 Lottage Road
Aldbourne
Wilts
UK

Occupation	Solicitor